ABIGAIL J. MURRAY 312-609-7796 amurray@vedderprice.com
December 18, 2009

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549
Attn:  Ms. Sheila Stout

Re:	Marshall Funds, Inc. (File Nos. 033-48907 and 811-58433)

Dear Ms. Stout:

On behalf of Marshall Funds, Inc. (the “Registrant”), this letter is in response to the comments you provided with respect to the Registrant and each of its series except Marshall Ultra Short Tax-Free Fund (each, a “Fund” and together, the “Funds”) during our telephone conference on October 13, 2009 regarding the Registrant’s Post-Effective Amendment No. 57 to its Registration Statement on Form N-1A filed on August 31, 2009.

PROSPECTUS

Table of Contents (applies to each prospectus)

1.   Comment:  Remove the paragraph preceding the Table of Contents.

Response:  The disclosure has been removed from each prospectus pursuant to the Staff’s comment.

2.   Comment:   Rename the “Risk/Return Summary” section.

Response:   The “Risk/Return Summary” section has been renamed as the “Fund Summary” section in each prospectus.

3.   Comment:    Rename the “Main Risks of Investing in the Marshall Funds” section as “Principal Risks of Investing in the Marshall Funds.”

Response:    The “Main Risks of Investing in the Marshall Funds” section has been renamed as the “Additional Information Regarding Principal Investment Strategies and Risks” section in each prospectus.

United States Securities and Exchange Commission
December 18, 2009

Fund Summary (applies to each prospectus and all Funds unless indicated otherwise)

4.   Comment:     Include “Investment” before “Goal” in each Fund’s summary.

Response:     The Registrant has modified the disclosure as requested by the Staff.

5.   Comment:      For each class of a Fund that imposes a redemption fee, relocate the period during which the redemption fee is imposed from the footnotes to the Fee Table to the Redemption Fee line item of the Fee Table.

Response:      The Registrant has modified the disclosure as requested by the Staff.

6.   Comment:       Remove the following footnotes from each Fund’s Fee Table:

(a) The investment advisory fees charged to the Fund will decline as Fund assets grow. See “Marshall Funds, Inc. Information—Advisory Fees.”

(b) Includes shareholder servicing fee of 0.25%. [Includes less than 0.01% of Acquired Fund Fees and Expenses, the pro rata expense indirectly incurred by the Fund as a result of its investment in other investment companies, which is not included in the ratios of expenses to average net assets appearing in the Financial Highlights tables.]

Response:       The Registrant has confirmed that “Other Expenses” do not include any Acquired Fund Fees and Expenses and has removed each of the footnotes as requested by the Staff.

7.   Comment:        For each Fund whose expense waiver arrangement is for a period of less than one year from the effective date of the prospectus, remove the following footnote from the Fee Table:

(a) Although not contractually obligated to do so, the Adviser and other service providers waived certain fees payable by the Fund[, excluding Acquired Fund Fees and Expenses], and may waive certain amounts in the future. The net expenses the Fund actually paid for the fiscal year ended August 31, 2009 were ___%. The Adviser may terminate the voluntary waiver at any time.]

Response:        The Registrant has revised the footnote for each Fund to reflect that the Adviser has agreed to waive certain expenses for the Fund through December 31, 2010.

8.   Comment:         Remove the bracketed paragraph following the Fee Table for each Fund.

Response:        The disclosure has been removed pursuant to the Staff’s comment.

United States Securities and Exchange Commission
December 18, 2009

9.       Comment:         In the introductory language for the Example, remove the bracketed language “before waivers.”

          Response:        “Before waivers” has been removed for each Fund after evaluating the appropriateness of the disclosure, including whether the Example reflects gross or net expenses for those Funds for which the Adviser has agreed to waive certain expenses through December 31, 2010.

10.  Comment:          Remove the following sentences, “[t]he above example should not be considered a representation of past or future expenses. Actual expenses may be greater than those shown.”

    Response:          The disclosure has been removed pursuant to the Staff’s comment.

11.  Comment:          For each Money Market Fund, confirm whether the Fund has a principal investment policy of investing in securities of a particular maturity or credit rating.

    Response:          The Adviser targets a dollar-weighted average portfolio maturity of 90 days or less based on its interest rate outlook for the Marshall Tax-Free Money Market Fund. Marshall Government Money Market Fund and Marshall Prime Money Market Fund do not have a stated principal investment policy to invest in securities of a particular maturity; however, each of these Funds continues to comply with the requirements of Rule 2a-7 under the Investment Company Act of 1940. Additionally, in response to the Staff’s comment, the following sentence will be relocated from the “Main Risks of Investing in the Marshall Funds” (which has been renamed “Additional Information Regarding Principal Investment Strategies and Risks”) section to each Fund’s “Principal Investment Strategies” section:

The securities in which the Fund invests must be rated in one of the two highest short-term rating categories by one or more Nationally Recognized Statistical Rating Organizations or be determined by the Adviser to be of comparable quality to securities having such ratings.

12.  Comment:           Please explain why “Liquidity Risk” is a principal risk of the Money Market Funds.

    Response:           In recognition of recent market events and each Money Market Fund’s ability to invest in illiquid securities, including repurchase agreements providing for settlement in more than seven days after notice, in accordance with Rule 2a-7 under the Investment Company Act of 1940, “Liquidity Risk” has been deemed a principal risk for the Money Market Funds.

United States Securities and Exchange Commission
December 18, 2009

13.  Comment:            Marshall Prime Money Market Fund will invest its assets in “high quality, short-term money market instruments and repurchase agreements.”  Please provide examples of the types of high quality short-term money market instruments in which the Fund will invest.

    Response:            In response to the Staff’s comment, the “Principal Investment Strategies” section for the Marshall Prime Money Market Fund will be modified as follows (additional disclosure is underlined):

    The Fund invests its assets in high quality, short-term money market instruments, such as short-term commercial paper, corporate bonds and notes, asset-backed securities, bank instruments, demand and variable rate demand instruments, U.S. government obligations, repurchase agreements and fund agreements.

14.  Comment:             For Marshall Prime Money Market Fund, confirm whether the Fund has a principal investment policy of investing in government obligations, or, alternatively, whether the bracketed “Government Obligations Risk” disclosure will be removed from the summary section.

    Response:             The Marshall Prime Money Market Fund may invest in U.S. government obligations in accordance with its principal investment strategy of investing in high quality short-term money market instruments.

15.  Comment:              For each Fund that may invest in securities with a credit rating in the lowest investment grade category, note in the risk section that such securities may have speculative characteristics.

    Response:              In response to the Staff’s comment, the “Principal Risks” section for the applicable Funds will be modified as follows (additional disclosure is underlined):

Credit Risk. Credit risk is the possibility that an issuer will default on a security by failing to pay interest or principal when due. If an issuer defaults, the Fund may lose money. Lower credit ratings correspond to higher credit risk. Bonds rated BBB or Baa have speculative characteristics.

16.  Comment:               Relocate the disclosure for the Marshall Short-Term Income Fund that states that the Fund’s investment in securities issued by other investment companies may involve duplication of advisory fees and other certain expenses from the “Principal Investment Strategies” section to the “Principal Risks” section.

United States Securities and Exchange Commission
December 18, 2009

    Response:               The disclosure has been removed in response to the Staff’s comment and in recognition that any indirect expenses incurred by the Fund as a result of its investment in other investment companies will be appropriately reflected in the Fund’s Fee Table.

17.  Comment:                Explain why the Marshall Short-Intermediate Bond Fund and the Marshall Intermediate Tax-Free Fund have the same target average dollar-weighted effective maturity of three to ten years.

    Response:                In response to the Staff’s comment the “Principal Investment Strategies” section for the Marshall Short-Intermediate Bond Fund will be modified as follows (additional disclosure is underlined; deleted language is [bracketed]):

The Fund normally maintains an average dollar-weighted effective maturity of two[three] to eight[ten] years.

18.  Comment:                 For the Marshall Government Income Fund, disclose the minimum acceptable credit rating of the fixed income securities in which the Fund may invest.

    Response:                 In response to the Staff’s comment, the “Principal Investment Strategies” section for the Marshall Government Income Fund will be modified as follows (additional disclosure is underlined):

The Fund invests at least 80% of its assets in U.S. government securities. The securities in which the Fund invests will have a minimum rating in the lowest investment grade category (i.e., rated BBB or Baa, or higher, or unrated and considered by the Adviser to be comparable in quality) at the time of purchase. The Adviser considers macroeconomic conditions and uses credit and market analysis in developing the overall portfolio strategy.

19.  Comment:                  For Marshall Core Plus Bond Fund and Marshall Emerging Markets Equity Fund, consider combining the foreign securities risk disclosure and the emerging markets risk disclosure.

    Response:                 The Registrant has modified the disclosure in response to the Staff’s comment.

20.  Comment:                  For each Fund with a principal investment strategy of investing in securities of companies with a particular market capitalization, include the current capitalization range for the relevant indices.

    Response:                  In response to the Staff’s comment, the “Principal Investment Strategies” section for the following Funds will be modified as follows (additional disclosure is underlined):

United States Securities and Exchange Commission
December 18, 2009

Marshall Large-Cap Value Fund

The Fund invests at least 80% of its assets in a broadly diversified portfolio of common stocks of large-sized U.S. companies similar in size to those within the Russell 1000 Value Index. These large-sized companies, at the time of purchase, generally have market capitalizations in the range of companies in the Russell 1000 Value Index, which as of August 31, 2009 was between $258 million and $337.4 billion. The median market capitalization of companies in the Russell 1000 Value Index as of the same period was $3.5 billion. In order to provide both capital appreciation and income, the Adviser attempts to structure the portfolio to pursue an above average yield.

Marshall Large-Cap Growth Fund

The Fund invests at least 80% of its assets in common stocks of large-sized U.S. companies similar in size to those within the Russell 1000 Growth Index. These large-sized companies, at the time of purchase, generally have market capitalizations in the range of companies in the Russell 1000 Growth Index, which as of August 31, 2009 was between $258 million and $337.4 billion. The median market capitalization of companies in the Russell 1000 Growth Index as of the same period was $4 billion. The Adviser looks for high quality companies with sustainable earnings growth that are available at reasonable prices.

Marshall Mid-Cap Value Fund

The Fund invests at least 80% of its assets in value-oriented common stocks of medium-sized U.S. companies similar in size to those within the Russell Midcap Value Index. These mid-sized companies, at the time of purchase, generally have market capitalizations in the range of companies in the Russell Midcap Value Index, which as of August 31, 2009 was between $258 million and $12.3 billion. The median market capitalization of companies in the Russell Midcap Value Index as of the same period was $2.9 billion. The Adviser selects companies that exhibit traditional value characteristics, such as a price-to-earnings ratio less than the Standard & Poor’s 400® Index, higher-than-average dividend yields or a lower-than-average price-to-book value.

Marshall Mid-Cap Growth Fund

The Fund invests at least 80% of its assets in growth-oriented common stocks of medium-sized U.S. companies similar in size to those within the Russell Midcap Growth Index. These mid-sized companies, at the time of purchase, generally have market capitalizations in the range of companies in the Russell

United States Securities and Exchange Commission
December 18, 2009

Midcap Growth Index, which as of August 31, 2009, was between $258 million and $14.8 billion. The median market capitalization of companies in the Russell Midcap Growth Index as of the same period was $3.2 billion. The Adviser selects stocks of companies with growth characteristics, including companies with above average earnings growth potential and companies where significant changes are taking place, such as new products, services or methods of distribution, or overall business restructuring.

Marshall Small-Cap Growth Fund

The Fund invests at least 80% of its assets in common stocks of small-sized U.S. companies similar in size to those within the Russell 2000 Growth Index. These small-sized companies, at the time of purchase, generally have market capitalizations in the range of companies in the Russell 2000 Growth Index, which as of August 31, 2009 was between $16 million and $2.7 billion. The median market capitalization of companies in the Russell 2000 Growth Index as of the same period was $2.7 billion. The Adviser selects stocks of companies with growth characteristics, including companies with above-average earnings growth potential and companies where significant changes are taking place, such as new products, services or methods of distribution, or overall business restructuring.

21.  Comment:                   For Marshall International Stock Fund and Marshall Emerging Markets Equity Fund, explain in the Correspondence filing how a Fund determines an investment to be located outside of the United States (e.g., using revenue or asset tests).

    Response:                   In determining whether an investment is located outside of the United States, the Fund’s portfolio managers may consider the issuer's domicile, the primary trading market for the investment, or the location from where the issuer derives a majority of its revenue and the location of the issuer's principal business operations.

22.  Comment:                    In the Performance section, move the text of the footnotes that states that updated performance information can be obtained on the Marshall Funds’ website and describes the Funds’ peer group indices and averages to the introductory paragraph under the heading “Performance.”

    Response:                    Each footnote has been converted into text and included in the introductory paragraph or included following the average annual returns table in response to the Staff’s comment.

United States Securities and Exchange Commission
December 18, 2009

23.  Comment:                    In the Performance section, include the after-tax disclosure as text adjacent to the Average Annual Returns table rather than as a footnote and only include the language prescribed by Form N-1A.

    Response:                    The disclosure has been modified in response to the Staff’s comments.

Purchase and Sale of Fund Shares (applies to each prospectus)

24.  Comment:                     Delete the following sentences from the first paragraph under the heading “Purchase and Sale of Fund Shares”:

    In special circumstances, these minimums may be waived or lowered at the Fund’s discretion. Call your broker/dealer, investment professional or financial institution for any additional limitations.

    Response:                     The Registrant respectfully declines to modify the disclosure.

25.  Comment:                      Revise the disclosure to include less detail regarding how shares may be redeemed.

    Response:                     The Registrant respectfully declines to modify the disclosure.

SAI

How is the Fund Organized? (applies to all Funds)

26.  Comment:                      Confirm that each Fund’s principal security types, transactions and techniques identified in the chart are adequately disclosed in the prospectus.

    Response:                     The Registrant confirms that each Fund’s principal security types, transactions and techniques identified in the chart are appropriately disclosed in the prospectus.

*                      *                      *

United States Securities and Exchange Commission
December 18, 2009

    If you have any questions or comments, please contact the undersigned at (312) 609-7699.

Sincerely,
/s/Abigail J. Murray
Abigail J. Murray

cc:	Mr. John Blaser
Angela Pingel, Esq.
Maureen Miller, Esq.

ABIGAIL J. MURRAY 312-609-7796 amurray@vedderprice.com
December 18, 2009

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549
Attn:  Ms. Sheila Stout

Re:	Marshall Funds, Inc. (File Nos. 033-48907 and 811-58433)

Dear Ms. Stout:

On behalf of Marshall Funds, Inc. (the “Registrant”), this letter is in response to the comments you provided with respect to the Registrant and its series, Marshall Ultra Short Tax-Free Fund (the “Fund”), during our telephone conference on December 10, 2009 regarding the Registrant’s Post-Effective Amendment No. 60 to its Registration Statement on Form N-1A filed on October 30, 2009.

Prospectus

Table of Contents (applies to each prospectus)

1.  Comment:                       The Table of Contents includes a reference to the “Additional Information Regarding Principal Investment Strategies and Risks,” but such section includes risks in addition to principal risks. Please confirm that the section is appropriately labeled.

   Response:                       Disclosure in the “Additional Information Regarding Principal Investment Strategies and Risks” section has been modified to separate additional risks from the Funds’ principal risks.

   Fund Summary (applies to each prospectus)

2.  Comment:                       Confirm for how long the fee waiver and expense reimbursement will be in effect.

   Response:                       The fee waiver and expense reimbursement for the Fund will be in effect for at least one year from the effective date of the Fund’s prospectus.

United States Securities and Exchange Commission
December 18, 2009

3.  Comment:                       Please add lines to the Fee Table.

   Response:                       Lines have been added to the Fee Table in response to the Staff’s suggestion.

4.  Comment:                       Consider revising the introductory language to the Example that states that “costs in the one-year example and for the first year of the three-, five-, and ten-year examples reflect the Adviser’s agreement to waive fees and/or reimburse expenses through December 31, 2010” to say that the fee waiver is reflected in the first year only.

   Response:                      The Registrant believes the language clearly states the effect of the Adviser’s agreement to waive fees and/or reimburse expenses, and, therefore, respectfully declines to modify the disclosure.

5.  Comment:                       Please remove the last sentence from under the sub-section “Portfolio Turnover.”

   Response:                       Disclosure has been revised pursuant to the Staff’s request.

6.  Comment:                       Please consider adding disclosure discussing the anticipated duration of the Fund’s portfolio.

   Response:                       The Registrant respectfully declines to add the suggested disclosure.  The Fund’s strategy is to normally maintain an average dollar-weighted effective maturity of one year or less, as provided in the Prospectuses.

7.  Comment:                       The “Strategy” sub-section notes that the Fund may invest up to 20% of its assets in municipal securities that are below investment grade.  Please disclose the lowest grade of security in which the Fund may invest.

   Response:                       The Registrant respectfully notes that the Fund’s SAI discloses the spectrum of investments available to be held in the Fund’s portfolio.

8.  Comment:                       Delete the following sentences from the first paragraph under the heading “Purchase and Sale of Fund Shares”:

    In special circumstances, these minimums may be waived or lowered at the Fund’s discretion. Call your broker/dealer, investment professional or financial institution for any additional limitations.

   Response:         The Registrant respectfully declines to modify the disclosure.

United States Securities and Exchange Commission
December 18, 2009

9.  Comment:                       Revise the disclosure to include less detail regarding how shares may be redeemed.

   Response:                      The Registrant respectfully declines to modify the disclosure.

Additional Information Regarding Principal Investment Strategies and Risks (applies to each prospectus)

10.  Comment:                     Please confirm that commercial paper and corporate debt securities are appropriate for a tax-free municipal fund.

    Response:                      The Registrant confirms that the Fund may invest in commercial paper and corporate debt securities, subject to its 80% name test policy.

11.  Comment:                     Please clarify what risks are principal and what risks are additional for the Funds.

    Response:                      Disclosure has been added to clarify which of the Funds’ risks are not principal.

How to Buy Shares (applies to each prospectus)

12.  Comment:                      In the “When Can Shares Be Purchased” sub-section, please define ‘proper form’.

    Response:                      “How to Buy Shares” and “Fund Purchase Easy Reference Table” discuss the requirements of proper form.

SAI

13.  Comment:                      The fundamental limitations of the Fund provide that the Fund may invest greater than 25% of its total assets in certain industries.  Please consider adding concentration policy disclosure to the Prospectus and clarifying in the statement of additional information in which states the Fund may concentrate.

    Response:                      Under normal circumstances, the Fund does not currently intend to invest 25% or more of its portfolio in a particular industry or group of industries, or in any state.  Therefore, the Registrant respectfully declines to add the suggested disclosure.

*           *           *           *           *

United States Securities and Exchange Commission
December 18, 2009

If you have any questions or comments, please contact the undersigned at (312) 609-7796.

Sincerely,
/s/Abigail J. Murray
Abigail J. Murray

cc:	Mr. John Blaser
Angela Pingel, Esq.
Maureen Miller, Esq.

Marshall Funds, Inc.
111 East Kilbourn Avenue, Suite 200
Milwaukee, Wisconsin  53202

December 18, 2009

VIA EDGAR

Ms. Sheila Stout
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549

Re:	Marshall Funds, Inc. (the “Registrant”) Registration Numbers 033-48907; 811-58433

Dear Ms. Stout:

This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments that you provided with respect to Post-Effective Amendments No. 57 and No. 60, under the Securities Act of 1933, to the Registrant’s registration statement on Form N-1A filed with the Commission on August 31, 2009 and October 30, 2009, respectively.

The Registrant acknowledges with respect to each filing that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Marshall Funds, Inc.
By:	/s/John M. Blaser
Name:	John M. Blaser
Title:	President and Director